UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Dixon Guarantor LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     //

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      262,500

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      262,500

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      262,500

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.52%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No. 112525100

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      8,027,592

8  SHARED VOTING POWER
      262,500

9  SOLE DISPOSITIVE POWER
      8,027,592

10 SHARED DISPOSITIVE POWER
      262,500

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,290,092

12 CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.32%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Hopper Investments, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      8,290,092

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      8,290,092

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,290,092

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.32%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      1,472,060 (See Item 5)

8  SHARED VOTING POWER
      8,290,092

9  SOLE DISPOSITIVE POWER
      1,472,060 (See Item 5)

10 SHARED DISPOSITIVE POWER
      8,290,092

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,762,152 (See Item 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.22%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Tortoise Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      671,050

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      671,050

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Arnos Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Unicorn Associates Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%

14 TYPE OF REPORTING PERSON*
CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      671,050

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      671,050

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      671,050

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.32%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Little Meadow Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      10,800

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      10,800

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,800

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D
                               (Amendment No. 11)

CUSIP No.112525100

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,444,002

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,444,002

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,444,002

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.56%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D
                               (Amendment No. 11)
CUSIP No. 11252100

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      PF, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      15,952

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      15,952

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,952

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .03%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D
                               (Amendment No. 11)

Item 1. Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Reporting Persons, as amended on October 7, 1998, April 28, 2000, May 16, 2001, May 31, 2001, July 3, 2001, August 21, 2001, August 28,
2002, September 3, 2002 September 25, 2002 and November 22, 2004, relating to the common shares, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.) (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2. Identity and Background

     Item 2 is hereby amended and restated as follows:

     The persons filing this statement are Tortoise Corp., a New York corporation ("Tortoise"), Arnos Corp., a Nevada corporation ("Arnos"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries Holding Corp, a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), Little Meadow Corp., a Delaware corporation ("Little Meadow"), Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), High River Limited Partnership, a Delaware limited partnership ("High River") and Dixon Guarantor LLC, a Delaware limited liability company ("Dixon", and collectively with Tortoise, Arnos, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire, Little Meadow, Barberry, Hopper and High River, the "Icahn Entities"), Carl C. Icahn, a citizen of the United States of America (Mr. Icahn, and collectively with the Icahn Entities, the "Icahn Group") and Gail Golden, a citizen of the United States of America, the spouse of Mr. Icahn (Ms. Golden collectively with the Icahn Group, the "Registrants"). The principal business address and the address of the principal office of (i) the Icahn Entities is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) Mr. Icahn, and Ms. Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

Barberry is the sole member of Hopper. Hopper is the general partner of High River. High River is the sole member of Dixon. Buffalo is 100 percent owned by Starfire. Highcrest is approximately 99.34 percent owned by Buffalo. ACF Holding is 100 percent owned by Highcrest. Unicorn is 100 percent owned by ACF Holding. Arnos is 100 percent owned by Unicorn. Tortoise is 100 percent owned by Arnos. Each of Barberry, Starfire and Little Meadow are 100 percent owned by Mr. Icahn. Mr. Icahn is (i) the sole director of each of Barberry, Little Meadow and Starfire and (ii) Chairman of the Board and President of Barberry and Starfire. As a result of Mr. Icahn's direct or indirect ownership of and position(s), as applicable, with the Icahn Entities, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Icahn Entities.

Each of Barberry, High River, Dixon, Starfire, Buffalo, Highcrest, ACF Holding, Unicorn, Arnos, Tortoise, and Little Meadow are primarily engaged in the business of holding and investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River and holding and investing in securities.

Mr. Icahn's present principal occupation or employment is: (i) owning all of the interests in CCI Onshore Corp. ("Onshore") and CCI Offshore Corp. ("Offshore"), through which Mr. Icahn indirectly directs and manages the investments of Icahn Partners Master Fund LP, a Cayman Island limited partnership ("Icahn Master") and Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"); (ii) indirectly owning all of the interests in American Property Investors Inc. ("API"), the general partner of American Real Estate Partners L.P., a limited partnership engaged directly and indirectly in real estate and the operation of various businesses; and (iii) owning all of the interests of Starfire Holding Corporation, a Delaware corporation ("Starfire") and acting as President and a director of Starfire and as the Chairman of the Board and a director of various Starfire subsidiaries. Each of Starfire, Onshore, Offshore, Icahn Master and Icahn Partners is primarily engaged in the business of investing in and holding securities of various entities. Ms Golden's present principal occupation or employment is acting as an officer of various entities controlled by Mr. Icahn.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Icahn Entities is set forth in Schedule A attached hereto.

Item 3. Source and Amount of Funds or other Consideration

     Item 3 is hereby amended to add the following:

     On December 14, 2005, pursuant to the Issuer's Exchange Offer for New Valley Corporation common stock, the Icahn Entities in the aggregate received 681,850 Shares.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

     (a) The conversion price of the Notes was adjusted to $22.12 per share due to a stock dividend payable on September 29, 2004. As a result, the Notes became convertible into 904,159 Shares. The conversion price of the Notes was adjusted on December 14, 2005 to $21.72 per share due to the increase in the number of issued Shares. As a result, the Notes became convertible into 920,810 Shares. Assuming conversion of the Notes, the Icahn Group may be deemed to beneficially own, in the aggregate, 10,444,002 Shares representing approximately 20.56% of the Issuer's outstanding Shares (based upon the 49,878,697 Shares stated to be outstanding as of February 14, 2006 by the Issuer in the Issuer's Form 424B3 filed with the Securities and Exchange Commission on February 15, 2006, and the Shares to be issued upon conversion of the Notes). Ms Golden, beneficially owns 15,952 Shares representing approximately 0.03% of the Issuer's outstanding Shares (based upon the 49,878,697 Shares stated to be outstanding as of February 14, 2006 by the Issuer in the Issuer's Form 424B3 filed with the Securities and Exchange Commission on February 15, 2006).

     (b) High River by virtue of its relationship to Dixon (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 262,500 Shares which Dixon owns. High River disclaims beneficial ownership of such Shares for all other purposes. Each of Barberry and Hopper by virtue of their relationship to High River and Dixon (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 8,027,592 Shares which High River owns and the 262,500 Shares which Dixon owns. Each of Barberry and Hopper disclaim beneficial ownership of such Shares for all other purposes.

          Each of Starfire, Buffalo, Highcrest, ACF Holding, Unicorn and Arnos by virtue of their relationship to Tortoise (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 671,050 Shares which Tortoise owns. Each of Starfire, Buffalo, Highcrest, ACF Holding, Unicorn and Arnos disclaim beneficial ownership of such Shares for all other purposes.

          Mr. Icahn by virtue of his relationship to Barberry, Hopper, High River, Dixon, Starfire, Buffalo, Highcrest, ACF Holding, Unicorn, Arnos, Tortoise and Little Meadow (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 1,472,060 Shares (assuming conversion of the Notes into 920,810 Shares) which Barberry owns, the 8,027,592 Shares which High River owns, the 262,500 Shares which Dixon owns, the 671,050 Shares which Tortoise owns and the 10,800 Shares which Little Meadow owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,952 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     (c) The following table sets forth all transactions with respect to the Shares effected by any of the Registrants since September 29, 2005.

Name              Date        No. of Shares Acquired     Price Per Share
----              ----        ----------------------     ---------------

Barberry          9/29/05          26,250                 5% Dividend payable
                                                          on 9/29/05

Dixon             9/29/05          12,500                 5% Dividend payable
                                                          on 9/29/05

High River        9/29/05         382,266                 5% Dividend payable
                                                          on 9/29/05

Gail Golden       9/29/05             759                 5% Dividend payable
                                                          on 9/29/05

Little Meadow     12/14/05         10,800                 Received pursuant to
                                                          Issuer's Exchange
                                                          Offer for New Valley
                                                          Corporation common
                                                          shares

Tortoise Corp.    12/14/05        671,050                 Received pursuant to
                                                          Issuer's Exchange
                                                          Offer for New Valley
                                                          Corporation common
                                                          shares

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended and restated as follows:

     1 Amended and Restated Joint Filing Agreement of the Registrants

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2006



/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



/s/ Gail Golden
---------------
GAIL GOLDEN



DIXON GUARANTOR LLC
By:  High River Limited Partnership, sole member

   By:  Hopper Investments LLC, general partner

      By:  /s/ Edward E. Mattner
           ---------------------
           EDWARD E. MATTNER, Vice President



HIGH RIVER LIMITED PARTNERSHIP
By:      Hopper Investments LLC, general partner

   By:  /s/ Edward E. Mattner
        ---------------------
        EDWARD E. MATTNER, Vice President



HOPPER INVESTMENTS, LLC

By:  /s/ Edward E. Mattner
     ----------------------
     EDWARD E. MATTNER, Vice President



BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, Vice President


               [Signature Page of Amendment No. 11 to Schedule 13D
                       with respect to Vector Group Ltd.]

TORTOISE CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, President



ARNOS CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, Vice President



UNICORN ASSOCIATES CORPORATION

By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, President and Treasurer



ACF INDUSTRIES HOLDING CORP.

By:  /s/ Keith Cozza
     ---------------
     KEITH COZZA, Vice President



HIGHCREST INVESTORS CORP.

By:  /s/ Keith Cozza
     ---------------
     KEITH COZZA, Vice President and Assistant Treasurer



BUFFALO INVESTORS CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, President and Treasurer



STARFIRE HOLDING CORPORATION

By:  /s/ Keith Cozza
     ---------------
     KEITH COZZA, Secretary and Treasurer


               [Signature Page of Amendment No. 10 to Schedule 13D
                       with respect to Vector Group Ltd.]

                                                                       EXHIBIT 1
                                                                       ---------

                              AMENDED AND RESTATED
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.10 par value, of Vector Group Ltd., and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Amended and Restated Joint Filing Agreement this 6th day of March, 2006.


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


DIXON GUARANTOR LLC
By:  High River Limited Partnership, sole member

   By:  Hopper Investments LLC, general partner

      By:  /s/ Edward E. Mattner
           ---------------------
           EDWARD E. MATTNER, Vice President


HIGH RIVER LIMITED PARTNERSHIP

By:  Hopper Investments LLC, general partner

   By:  /s/ Edward E. Mattner
        ---------------------
        EDWARD E. MATTNER, Vice President


HOPPER INVESTMENTS, LLC
By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, Vice President


         [Signature Page to Amended and Restated Joint Filing Agreement
                       with respect to Vector Group Ltd.]

BARBERRY CORP.
By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, Vice President


TORTOISE CORP.
By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, President


ARNOS CORP.
By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, Vice President


UNICORN ASSOCIATES CORPORATION
By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, President and Treasurer


ACF INDUSTRIES HOLDING CORP.
By:  /s/ Keith Cozza
     ---------------
     KEITH COZZA, Vice President


HIGHCREST INVESTORS CORP.
By:  /s/ Keith Cozza
     ---------------
     KEITH COZZA, Vice President and Assistant Treasurer


BUFFALO INVESTORS CORP.
By:  /s/ Edward E. Mattner
     ---------------------
     EDWARD E. MATTNER, President and Treasurer


         [Signature Page to Amended and Restated Joint Filing Agreement
                       with respect to Vector Group Ltd.]

STARFIRE HOLDING CORPORATION
By:  /s/ Keith Cozza
     ---------------
     KEITH COZZA, Secretary and Treasurer
















       [Signature Page to Amended and Restated Joint Filing Agreement with respect to Vector Group Ltd.]

                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, position, and principal occupation of each director and executive officer of Arnos, ACF Holding, Barberry, Buffalo, Dixon, High River, Highcrest, Hopper, Little Meadow, Starfire, Tortoise and Unicorn. Each such person is a citizen of the United States of America. The business address of Messrs. Icahn, Bleznick, Mattner, Intrieri, Cozza and Ms Golden is 767 Fifth Avenue, 47th Floor, New York, New York 10153. The business address of Mr. Pettit is 2000 Las Vegas Blvd. South, Las Vegas, NV 89104 Unless as otherwise indicated, to the best of the Registrant's knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Registrants own any Shares of the Issuer.


ARNOS CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director and President
Edward E. Mattner                    Vice President
Gail Golden                          Vice President, Secretary; Treasurer
Jordan Bleznick                      Vice President/Taxes*
Craig Pettit                         Vice President of Administration; Assistant
                                       Secretary


ACF INDUSTRIES HOLDING CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director and Chairman of the Board
Keith Cozza                          Director and Vice President
Vincent J. Intrieri                  President; Treasurer
Jordan Bleznick                      Vice President/Taxes*


BARBERRY CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director, Chairman of the Board and
                                       President
Jordan Bleznick                      Vice President/Taxes*
Edward E. Mattner                    Vice President; Authorized Signatory
Gail Golden                          Vice President; Authorized Signatory
Vincent J. Intrieri                  Vice President; Authorized Signatory
Keith Cozza                          Secretary; Treasurer


BUFFALO INVESTORS CORP.
Name                                 Title
----                                 -----
Keith Cozza                          Director, Vice President; Assistant
                                       Secretary
Gail Golden                          Assistant Secretary
Edward E. Mattner                    President; Treasurer
Jordan Bleznick                      Vice President/Taxes*


DIXON GUARANTOR LLC
Name                                 Title
----                                 -----
High River Limited Partnership       General Partner


HIGH RIVER LIMITED PARTNERSHIP
Name                                 Title
----                                 -----
Hopper Investments LLC               General Partner


HIGHCREST INVESTORS CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director; Chairman of the Board; President
Edward E. Mattner                    Director
Keith Cozza                          Director; Vice President; Assistant
                                       Treasurer
Jordan Bleznick                      Vice President/Taxes*
Gail Golden                          Vice President; Secretary
Vincent J. Intrieri                  Assistant Secretary


HOPPER INVESTMENTS LLC
Name                                 Title
----                                 -----
Barberry Corp.                       Sole Member
Edward E. Mattner                    Vice President

LITTLE MEADOW CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director
Edward E. Mattner                    President; Authorized Signatory
Jordan Bleznick                      Vice President/Taxes*
Vincent J. Intrieri                  Vice President
Keith Cozza                          Secretary; Treasurer; Authorized Signatory


STARFIRE HOLDING CORPORATION
Name                                 Title
----                                 -----
Carl C. Icahn                        Director; Chairman of the Board; President
Vincent J. Intrieri                  Vice President; Authorized Signatory
Gail Golden                          Vice President; Authorized Signatory
Jordan Bleznick                      Vice President/Taxes*
Keith Cozza                          Secretary; Treasurer; Authorized Signatory


TORTOISE CORP.
Name                                 Title
----                                 -----
Carl C. Icahn                        Director
Edward E. Mattner                    President
Gail Golden                          Vice President; Secretary
Vincent J. Intrieri                  Vice President; Assistant Secretary
Jordan Bleznick                      Vice President/Taxes*


UNICORN ASSOCIATES CORPORATION
Name                                 Title
----                                 -----
Carl C. Icahn                        Director
Edward E. Mattner                    President; Treasurer
Gail Golden                          Vice President; Secretary
Jordan Bleznick                      Vice President/Taxes *

--------
*Restricted signing authority. May only execute documents related to tax matters.